SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                                     FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under
Section 13 and 15(d) of the Securities Exchange Act of 1934

Commission File Number 1-12766

                            Ralcorp Holdings, Inc.
                   (Exact name of registrant as specified in its charter)

     800 Market Street, 29th Floor, St. Louis, MO 63101; (314) 877-7000 (Address, including zip code and telephone number, including area code, of registrant's principal executive offices)

                        Common Stock, $.01 par value
                        Common Stock Purchase Rights
                  (Title of each class of securities covered by this Form)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:
          Rule 12g-4(a)(1)(i) [X]   Rule  12h-3(b)(1)(ii)[ ]
          Rule 12g-4(a)(1)(ii)[ ]
          Rule 12g-4(a)(2)(i) [ ]   Rule 12h-3(b)(2)(i) [ ]
          Rule 12g-4(a)(2)(ii)[ ]   Rule 12h-3(b)(2)(ii)[ ]
          Rule 12h-3(b)(1)(i) [ ]   Rule 15d-6 [ ]

Approximate number of holders of record as of the certification or notice date:
     One

Pursuant to the requirements of the Securities Exchange Act of 1934, Ralcorp Holdings Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:    January 23, 1998, effective     GENERAL MILLS, INC.
         as of January 31, 1997

                                         By  /s/ Ivy S. Bernhardson
                                            Ivy S. Bernhardson
                                            Corporate Secretary